DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Regal Beloit Corporation (the “Company,” “we,” “us” or “our”) has one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, $0.01 par value per share (our “Common Stock”). The following is a description of the material provisions of our Common Stock. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Wisconsin law, our Amended and Restated Articles of Incorporation (our “Articles of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”). Our Articles of Incorporation and our Bylaws have been filed with the Securities and Exchange Commission as exhibits to the Annual Report on Form 10-K. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Wisconsin law for additional information.
Common Stock

We are authorized to issue 100,000,000 shares of our Common Stock. Our Common Stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law. Our ability to pay dividends is dependent upon a number of factors, including our future earnings, capital requirements, general financial condition, general business conditions and other factors.

Only the holders of our Common Stock are entitled to vote for the election of members to our board of directors and on all other matters. Holders of our Common Stock are entitled to one vote per share of Common Stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. See “— Statutory Provisions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected. The affirmative vote of the majority of the shares of our Common Stock represented and voted is required for the election of directors.

All shares of our Common Stock are entitled to participate equally in distributions in liquidation. Holders of our Common Stock have no preemptive rights to subscribe for or purchase our shares. There are no conversion rights, sinking fund or redemption provisions applicable to our Common Stock. We do not have the authority to issue any shares of preferred stock.

The shares of our Common Stock are listed on the New York Stock Exchange under the symbol “RBC.”

Statutory Provisions

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of our voting power is limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law contain some limitations and special voting provisions applicable to specified business combinations involving Wisconsin corporations such as us and a significant shareholder, unless the board of directors of the corporation approves the business combination or the shareholder’s acquisition of shares before these shares are acquired. Similarly, Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law contain special voting provisions applicable to some business combinations involving public Wisconsin corporations, unless specified minimum price and procedural requirements are met. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

Certain Anti-Takeover Provisions

Our Articles of Incorporation provide that:

•	directors may be removed from office only for cause and only with the affirmative vote of a majority of the votes entitled to be cast at an election of directors;

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any vacancy on the board of directors or any newly created directorship may be filled by the affirmative vote of a majority of the directors then in office, even if such majority is less than a quorum; and

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our shareholders have no cumulative voting rights, which means that the holders of shares of our common stock entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

Limitations of Directors’ and Officers’ Liability and Indemnification

Article IX of our Bylaws requires that we shall, to the fullest extent permitted or required by Sections 180.0850 to 180.0859, inclusive, of the Wisconsin Business Corporation Law, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires the corporation to provide broader indemnification rights than prior to such amendment), indemnify our directors and officers against any and all liabilities, and pay or reimburse any and all properly documented reasonable expenses, incurred thereby in any proceedings to which any such director or officer is a party because he or she is or was a director or officer of the Company. We shall also indemnify an employee who is not a director or officer, to the extent that the employee has been successful on the merits or otherwise in defense of a proceeding, for all expenses incurred in the proceeding if the employee was a party because he or she is or was an employee of the Company. The rights to indemnification granted under our Bylaws shall not be deemed exclusive of any other rights to indemnification against liabilities or the allowance of expenses which a director, officer or employee (or such other person) may be entitled under any written agreement, board resolution, vote of our shareholders, the Wisconsin Business Corporation Law or otherwise. We may, but shall not be required to, supplement the foregoing rights to indemnification against liabilities and allowance of expenses under this paragraph by the purchase of insurance on behalf of any one or more of such directors, officers or employees, whether or not we would be required or permitted to indemnify or allow expenses to such director, officer or employee. All capitalized terms used in this paragraph and not otherwise defined herein shall have the meaning set forth in Section 180.0850 of the Wisconsin Business Corporation Law.

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